LENNOX INTERNATIONAL INC.
2140 Lake Park Blvd.
Richardson, Texas 75080
December 8, 2006
Memorandum for
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:     Lennox International Inc.
     This memorandum sets forth the response of Lennox International Inc. to the comments provided by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) in its comment letter dated November 9, 2006 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the year ended December 31, 2005
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response:

We have set forth in this memorandum our intended disclosures or other revisions with respect to each of the Staff’s comments where additional disclosure is requested. We will include these additional disclosures in our future filings.
2.	You made references to the use of a third party actuary on page 35 to assist in the determination of your self-insurance and captive expense and liabilities. You also made references to the use of an outside consultant on page 89 to assist you in the redesigning of your policies, procedures, and controls with respect to your commodity hedging activities. Please disclose the name of the third party actuary and consultant.

Response:

In future filings we will either remove any reference to third party consultants and actuaries, or if we include such reference, we will name the third party and consider whether it is necessary to obtain a consent from such third party.
Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 21
3.	In a similar manner to your discussion of revenues by segment, please also provide an in-depth discussion and analysis of segment profit for each of your segments. As part of the revised disclosures, please ensure that you quantify the impact of the increases or decreases in segment profit due to pricing, changes in volume, foreign currency exchange and variations in selling, general and administrative expenses. Please refer to Item 303(a) of Regulation S-K as well as Question 19 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

We will expand our disclosure of segment results in future filings by incorporating an in-depth discussion and analysis of segment profit for each of our segments. We will make sure that all material reasons for changes in both sales and profits are discussed for each segment.

4.	You discuss net sales and the provision for income taxes excluding certain items. These amounts constitute non-GAAP measures. For example, on page 22 you discuss net sales excluding the favorable impact of foreign currency translation. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as this item you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

Response:

We will revise our disclosures in future filings to remove these non-GAAP measures and instead discuss the changes between periods in our GAAP financial statement line items. Additionally, we will otherwise make sure that our disclosures comply with Item 10(e) of Regulation S-K.
Financial Statements
Consolidated Statements of Operations. page 42
5.	Under Investments in Affiliates on page 47, you disclosed that you recorded equity in the earnings of affiliates of $14.2 million in 2005, $9.1 million in 2004, and $6.8 million in 2003 within selling, general and administrative expenses. Given that Rule 5-03 of Regulation S-X would generally require that equity in earnings of affiliates not be included in operational income (loss), please tell us how you determined your presentation of equity in earnings of affiliates is appropriate.

Response:

As of December 31, 2005, the carrying amount of our investments in affiliates was approximately $46.0 million and consisted of the following:
•	24.5% common stock ownership interest in Alliance Compressor LLC, a joint venture engaged in the manufacture and sale of compressors;

•	50% common stock ownership in Frigus-Bohn, a Mexican joint venture that produces unit coolers and condensing units; and

•	20% common stock ownership interest in Kulthorn Kirby Public Company Limited, a Thailand company engaged in the manufacture of compressors for refrigeration applications.
We acknowledge that Rule 5-03 of Regulation S-X generally does require that equity in earnings of affiliates not be included in operating income (loss). However, we view that our investment in each affiliated company is part of our operating income as each of these affiliate companies is involved in the production of products sold in HVACR (heating, ventilation, air conditioning and refrigeration) markets.

As a result, we believe it is appropriate to include the equity in earnings from these investments in operational income (loss) in our consolidated statements of operations. Therefore, in future filings, we will continue to include the equity in earnings from investments that are involved with the production of products sold in various HVACR markets. We will also continue to disclose the nature of these joint ventures, their impact to income from operations, and where the amounts associated with these joint ventures are recorded on our financial statements.
Consolidated Statements of Cash Flows, page 44
6.	You disclosed in your statements of stockholders’ equity that $144.3 million of convertible notes were redeemed in 2005. Please disclose this transaction and any other material noncash investing or financing transactions in your statements of cash flows in accordance with paragraph 32 of SFAS 95.

Response:

In future filings we will disclose all material noncash investing or financing transactions in the supplementary disclosures of cash flow information section of our statements of cash flows.

Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page 49
7.	You disclosed that you recognize revenue in your Residential Heating & Cooling, Commercial Heating & Cooling and Refrigeration segments when products are shipped to customers. You disclose that revenues are recognized when products are shipped. Please tell us and disclose in your revenue recognition policy:
•	Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers;

•	Your customers’ rights of inspection, acceptance, and return; and • When title passes from you to your customer.
     Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Note that even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer GAAP. See the Interpretive Response to Question 3 of SAB Topic 13:A.
Response:

Our revenue recognition practices depend upon the shipping terms for each transaction. Our shipping terms are primarily FOB Shipping Point and, therefore, we recognize revenues for these transactions when products are shipped to our customers and title passes. However, we do have shipping terms for certain customers in our smaller operations, primarily outside of North America, where title and risk of ownership does not transfer until the product is delivered to the customer. For these transactions, we recognize revenues on the date that the product is received and accepted by such customers.

We have experienced returns for miscellaneous reasons, and we record a reserve for these returns based on our historical experience for such returns. However, it should also be noted that our historical rate of returns is insignificant as a percentage of sales.

We will revise our disclosure in future filings and clarify that our revenue recognition practices are based upon the shipping terms and passage of title.
Note 3 — Reportable Business Segments, page 53
8.	Please disclose the types of amounts included in the corporate and other segment profit (loss) and assets line item for each period presented. Please disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131. Please also discuss the business reasons for fluctuations in these amounts in MD&A.

Response:

Our segment results reported externally are the same as the results that are reported internally and used by the chief operating decision maker for purposes of evaluating performance and allocated resources. Transactions between segments, such as products sold to Service Experts by our Residential Heating and Cooling segment, are recorded on an arm’s-length basis using the market price for these products. The eliminations of these inter-company sales and any associated profit are noted in our reconciliation of segment results to the income from continuing operations before income taxes. We will expand our disclosure to describe the nature of these eliminations in future filings.

Our corporate costs include those costs related to corporate functions such as legal, internal audit, treasury, human resources, tax compliance, and senior executive staff. Corporate costs also include the long-term share-based incentive awards provided to employees throughout Lennox. We record these share-based awards as corporate costs based on confidentiality and the historical practice of doing so for internal reporting purposes. The assets in the corporate segment are primarily comprised of cash, deferred tax assets, and investments in unconsolidated subsidiaries.. Assets recorded in the operating segments represent those assets directly associated with those segments.

In future filings, we will provide additional disclosure related to the types of amounts recorded in corporate, the nature of any allocations of corporate costs to business segments, and the basis of accounting for any transactions between reportable segments as discussed in paragraphs 31 and 32 of SFAS 131. Significant fluctuations in these amounts will be discussed in MD&A.
Form 10-Q for the quarter ended September 30 2006
9.	Please address the comments above in your interim filings as well.

The responses set forth above are intended to address our interim filings and will be incorporated in our future interim filings.
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We also acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this memorandum, please contact Susan K. Carter, our Chief Financial Officer, at 972-497-5130.
Lennox International Inc.